

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via E-mail
Victor Wing Cheung Koo
Chief Executive Officer
Youku Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re: Youku Inc.**
> **Amendment No. 1 to Form F-4**
> **Filed May 31, 2012**
> **File No. 333-180913**

Dear Mr. Koo:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

"Tudou may be subject to administrative penalties including the revocation of its SARFT license…," page 81

1. We note your response to comment 12 from our letter dated May 21, 2012. Please expand your risk factor to clarify whether Tudou has received any warning notices or penalties from the relevant governmental authorities due to regulatory non-compliance. Disclose the portion of Tudou's content for which management believes it has obtained a necessary SARFT permit. Clarify your statement that Tudou may not be able to "recoup licensing costs it has paid for clips that lack permits." In addition, expand the Regulation section on page 190 to specifically address the impact of this requirement and explain the measures Tudou is taking to comply with it.

<u>"Tudou's business licenses limit the scope of Tudou's business…," page 83</u>

2. We note your response to comment 7 from our letter dated May 21, 2012. Please expand your disclosure to clarify whether management believes that Tudou and its PRC subsidiaries and consolidated affiliated entities currently conduct their business within the scope of their business licenses. On a supplemental basis, please provide us with English translations of each business license.

<u>"Governmental control over currency conversion…," page 83</u>

3. We note your revised disclosure regarding the fact that the business scopes of Tudou's PRC subsidiaries do not include equity investments. Please create a separate risk factor addressing this risk. The risk factor should explain how this limitation will affect Tudou's ability to finance its PRC subsidiaries, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by Tudou's PRC subsidiaries. Disclose your use of such Renminbi converted from foreign currency denominated capital.

<u>"If the PRC government determines that the contractual arrangements that establish the structure…" page 86</u>

4. We note your response to comment 18 from our letter dated May 21, 2012. Please revise your disclosure to clarify, if true, that at this time management does not intend to submit your arrangements with Beijing Tixian to MOFCOM for review and identify the possible risks associated with the failure to make such submission on a timely basis in the event the relevant PRC authorities determined that it is required.

<u>"Tudou's contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and their respective shareholders…," page 88</u>

5. We note your response to comment 22 from our letter dated May 21, 2012. As previously requested, revise your disclosure to address the fact that the primary remedy under the equity pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Tudou's receipt of full value of the equity or the business of the entities.

6. We note your response to comments 23 and 47 from our letter date May 21, 2012. Please expand your disclosure here or in a new risk factor to address the risk, as outlined in your responses, that in the event of a voluntary or involuntary liquidation proceeding of any of Tudou's consolidated affiliated entities, such entity generally would not be able to perform its obligations under its contractual arrangements, the relevant contractual arrangements may be terminated and Reshuffle Technology may not be able to transfer the equity interest in that entity pursuant to its exclusive call option agreement. Such disclosure should clarify that Reshuffle Technology would be treated as an unsecured

creditor of the relevant entity in the context of these proceedings.

7. We note your statement that "it is unclear whether the Administration of Commerce and Industry would agree to register the transfer of the equity interest in the affected entity during a liquidation proceeding." Please provide us with the basis for this statement, in a supplemental response. Further tell us whether or not the business exchanges upon which the target equity is put up for public auction in accordance with PRC Security Law would proceed with such auction for a pledgee attempting to dispose of an equity pledge interest during a liquidation proceeding.

"A lawsuit initiated by the ex-wife of Mr. Gary Wei Wang…," page 89

8. We note your response to comment 27 from our letter dated May 21, 2012. We continue to believe that this information is material to investors as it pertains to control over the entity that holds the licenses and permits necessary for Tudou's operations and contributed substantially all of Tudou's net revenues last year. Therefore Mr. Wang's obligations under the ruling and the timing of the same should be clearly disclosed. In addition, disclose the legal effect, with references to relevant PRC laws, rules or circulars, of the "undertaking letter" Mr. Wang provided the company and clarify in your disclosure how this letter protects the company's interests. Disclose Tudou's legal options in the event Mr. Wang breaches the terms of that letter. On a supplemental basis, provide us with an English translation of the undertaking letter by Mr. Wang.

9. We note your response to comment 27 from our letter dated May 21, 2012. Your disclosure should clearly state that the court may evaluate whether Mr. Wang has performed his obligations under the court ruling and it should address the uncertainty and risks associated with that determination.

10. We note your response to comment 29 from our letter dated May 21, 2012. Disclose the manner in which Mr. Wang will "indemnify Tudou from any losses resulting from [Mr. Wang's] delay in or failure to perform his obligations." Disclose the basis for your assertion that Reshuffle Technology will be able to exercise the call option and request Mr. Wang to transfer all or part of his equity interest in Quan Toodou to a third party while Mr. Wang's obligations under the court ruling are still pending. Your revised disclosure should explain why management has not yet taken this action to protect its equity interests.

11. Provide us with your analysis as to your public disclosure requirements at the date of the entry into the settlement agreement by Mr. Wang, discussing the materiality of the pledged equity interests at risk, and your public disclosure requirements going forward as Mr. Wang satisfies the "additional cash amount in the event of an initial public offering, merger, acquisition, reorganization or a similar transaction of Tudou within two years after such an event." In your supplemental response outline the dates and amounts of payments that will satisfy this obligation of Mr. Wang.

12. Further, expand your analysis in your response to comment 29 from our letter dated May 21, 2012 as to whether or not Mr. Wang, through entry into the settlement with his ex-wife, may be determined to be in violation of Sections 8.1 or Section 8.3 of the Equity Interest Pledge Agreement or Section 6.2.1 of the Amended Exclusive Call Option Agreement. We note that Mr. Wang entered into a voluntary settlement where, if the cash amount due by Mr. Wang is not paid by him, Mr. Wang's personal assets, including the equity interests in Quan Toodou, may be subject to the court's enforcement measure. This appears to be an encumbrance by Mr. Wang on the pledged equity interests. Please provide us with English translations of the settlement treatment of the pledged equity interests.

13. In a supplemental response, please provide us with your legal analysis, citing all relevant PRC rules, regulations, circulars and notices, as to whether or not the equity that is the subject of the registered equity pledge, thereby perfected under PRC Security Law, is subject to third party claims and any resulting court judgments, not including voluntary settlement, despite the registration of the equity pledge.

Miscellaneous, page 136

14. We note your response to comment 40 from our letter dated May 31, 2012. Please further expand your disclosure to disclose any range or parameters with respect to the discretionary fee Morgan Stanley is eligible to receive.

Material U.S. Federal Income Tax Consequences of the Merger, page 140

15. We note your response to comment 42 from our letter dated May 31, 2012. We continue to believe it is inappropriate to assume any legal conclusion underlying the opinion. If counsel is unable to express an opinion because of uncertainty in the law or for other reasons the opinion should so state and clearly explain why that is the case. The filing should include disclosure here and in your risk factors indicating that there is or may be a material risk that the particular tax benefit will be disallowed on audit.

Tudou Corporate Structure Matters, page 163

16. We note your response to comment 44 from our letter dated May 31, 2012. Please revise your disclosure to identify the PRC authorization and approval required for these transfers and the expected timing of the same. In addition, revise your disclosure to include risk factor disclosure clarifying that the interests transferred to Youku may be subject to permitted liens.

Organizational Structure, page 204

17. Please explain why the chart depicts contractual arrangements between Reshuffle

Technology and Quan Toodou and Chengdu Gaishi, but not with Shanghai Suzao and Beijing Tixian.

Contractual Arrangements with Quan Toodou and its Shareholders, page 205
Contractual Arrangements with Shanghai Suzao and its Shareholders, page 206
Contractual Arrangements with Chengdu Gaishi and its Shareholders, page 208
Contractual Arrangements with Beijing Tixian and its Shareholders, page 209

18. We note your response to comments 6 and 45 from our letter dated May 31, 2012. Revise your disclosure to state that in the event you enforce the equity interest pledge agreement, you would not receive the equity interests. In addition, revise your disclosure to clarify your reference to a "successful" enforcement of the equity pledge. Your revised disclosure should also state, if true, that any proceeds you receive from such enforcement would be net of the payment of related expenses and taxes.

19. We note your response to comment 46 from our letter dated May 31, 2012. Provide relevant citations to all relevant PRC laws, rules or circulars supporting your assertion that the registered equity pledge secures all debts and liabilities arising from the principal agreements and not just the amount stated on the application form. As previously requested, please state the amount each registered equity pledge lists as secured and disclose what that amount represents. Separately disclose any other amount covered by the equity pledge agreement that remains unregistered and unsecured. On a supplemental basis, please provide us with English translations of each registered equity pledge.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Julie Gao, Esq.